Mizati Luxury Alloy Wheels, Inc.
 19929 Harrison Avenue,
Walnut, CA 91789
T: 909 839 5118  F: 909 839 5119

June 23, 2010

Mr. Max Webb
Assistant Director
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Mizati Luxury Alloy Wheels, Inc.
Form 10
Filed March 31, 2010
File No. 000-53509

Dear Mr. Webb,

We represent Mizati Luxury Alloy Wheels, Inc. (the “Company” or “Mizati”). We are in receipt of your letter dated April 29, 2010 regarding the above referenced filing and the following are our responses:

General

1.
Please be advised that your registration statement will be automatically become effective 60 days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.  In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have cleared all of our comments.

ANSWER:	Noted with thanks.

Description of Business, page 3

2.
Given that it appears your operating results have been substantially impacted by the recession, please highlight in your summary that you have seen a substantial decrease in revenues and gross profit in your most recent fiscal year.

ANSWER:	As advised, we have revised our disclosure on page 3 as follows:

“With this recession, we have seen a substantial decrease in revenues and gross profit in our most recent fiscal year”.

3.
If you have an agreement with the wheel manufacturer you mention, please file it with the next agreement.  If not, we suggest deleting this sentence as speculative.  If you want to keep it, please add appropriate cautionary language that it is possible that you will not be able to reach any agreement.

ANSWER:	As advised, we have revised our disclosure on page 3 as follows:

“As in all business discussions, we may and we may not be able to reach any agreement with any of the wheel manufacturer.”

4.	Please revise to clarify the status of your efforts to solicit new business from auto manufacturers and the expected timeframe.

ANSWER:	As advised, we have revised our disclosure on page 3 as follows:

“Currently, we won’t be able to solicit new business from auto manufacturers due to the following 2 main reasons.  First, auto manufacturers will not take a pink sheet company, like us seriously and second we do not have the proper funding to venture into this direction.  But if above both conditions improve, we are looking into 1-2 years timeframe to land an auto manufacturer business.

5.	Please revise throughout to consistently present loss numbers in parenthesis.

ANSWER:	Noted and revised accordingly.

Products, page 4

6.	Please revise to disclose when you anticipate having your new designs ready for production and sale.

ANSWER:	As advised, we have revised our disclosure on page 4 as follow:

“We have our first 2010 new wheel design, “Carlos” arrived in our warehouse during end of March 2010 and has been selling to customers”.

7.
Please revise to clarify whether you currently have any exclusivity agreement with distributors.  If so, identify the product line and the distributor(s).  Revise your MD&A section in this manner as well.

ANSWER:	As advised, we have revised our MD&A as follow:

“Currently we do not have any exclusivity agreements with distributions”.

Distribution, page 5

8.	Please revise to clarify who your outside sales forces is and discuss in greater detail your efforts to expand it.

ANSWER:	As advised, we have revised as follow;

“As we expand our outside sales force nationwide over the next couple years, we expect be able to penetrate into new markets.  Currently due to the uncertainties in our economy, we do not have any outside sales forces in place”.

9.	Please explain in greater detail your “aggressive” commission program. If this program would materially reduce your gross profit margin, disclose this possibility here.

ANSWER:
“Aggressive” commission program meaning in general our competitors are paying their salesperson a 1% on all their sales but we offer an unconventional starting point of 3% - 5%.  This 3% - 5% is unconventional and aggressive.  This 3% - 5% commission would not reduce our gross profit margin.  We simply take the 3% - 5% commission cost and add it on top of the normal selling price.  Our gross profit margin remain the same.

Item 2. Management’s Discussion and Analysis, page 7

Comparison of the years Ended December 31, 2009 and 2008, page 9

10.	Please revise to explain in greater detail the “huge price pressure[s]” from your competitors in 2009.

ANSWER:
“Huge price pressure[s]” from our competitors in 2009 meaning in order to survive the recession, some of the competitors dump the wheels by selling way below cost, grab as much sales as possible and ditch the businesses.

11.	Please revise your discussion of operation results for the following items:
a)
In your discussion of revenue decline, please quantify the amount of the decline attributable to volume decreases and the amount attributable to price decreases.  In your discussion of volume decreases, please consider an in-depth discussion on a market-by-market basis.  For example, we note your discussion on page 4 of the four discreet purchaser categories and various product lines. Changes in volume between and among these purchases or product lines would augment your disclosure.

b)
In your discussion of gross profit, you cite an increased inventory reserve.  Please revise your disclosure here and in the related financial statement footnote to indicate the facts and circumstances leading to this increased reserve.

c)
As a related matter, please revise your discussion of gross profit to include the only the impact of the reserve on gross margin in dollar and percentage terms.  The calculation of gross margin excluding inventory reserve is not appropriate and should be omitted.

d)
Your discussion in the changes in the components of SG&A should be revised to quantify the material sources of each change.  For example, in your discussion of the decrease in professional service fee of $129,000, you cite “significantly reduced investor relation service fees and legal fees in 2009 as part of the Company’s cost reduction strategy.”  This discussion should also include the amounts spent thereon in 2008 versus 2009.  In your discussion of rent expense, you do not include a discussion of the difference in rent expense of the old versus new property, or the impact of the various lawsuit settlements on such expense.  Your discussion pf “other” only quantifies $100,969 of the total decrease of $231,926.  Please ensure that all material sources of increases or decreases are quantified.

ANSWER:
a)We added,  “Approximately $0.2 million of the total decrease in sales was attributable to price reduction in 2009, and $1.6 million of the total decrease in sales was attribute to decline in sales volume.”

b)We added, “Gross profit”, “The additional inventory reserve was a result of more Product types aging in our inventory for approximately  a year with none or limited Sales activities.”
c)Noted and revised accordingly.

d)Revised (3) and (4) of the analysis for Selling, General and Administrative Expenses as follow;

(3) The following has been added to the end:  Monthly rent expense was reduced from $28,232 per month to $6,430 per month accordingly.  On February 18, 2009, Mission BP, LLC, the landlord of the old location, filed a complaint against the Company for Unlawful detainer, and was settled by forfeiting the security deposit of $56,464 to Mission BP, LLC which was recorded as “Rent expenses” on the statement of operations in 2009.  On June 3, 2009, Mission BP, LLC filed another complaint against the Company for alleged damage for breach of lease, and was settled at $29,000 with $12,000 payable in 2010 and the remaining due in 2011 and 2012 (see Note 15).  The Company recorded the $29,000 as “Rent expenses” on the statement of operations in 2009.

(4) Decrease of $231,926 in “others” from $406,950 for the year of 2008 to $175,024 for the year 2009, a 57% decrease.  The decrease was primarily attributable to the Company’s cost reduction strategy, resulting in decreases in show expenses by $39,965 from $42,334 in 2008 to $2,369 in 2009; advertising expenses by $61,004 from $62,244 in 2008 to $1,240 in 2009; credit card expenses by $23.963 from $28,263 in 2008 to $4,300 in 2009; property taxes from $15,146 in 2008 to $0 in 2009; utilities by $11,312 from $16,218 in 2008 to $4,906 in 2009; other office expenses by $9,668 in from $9,851 in 2008 to $183 in 2009; and other expenses from $72,980 in 2008 to $0 in 2009 mainly due to write-off of $26,500 subscription receivable in 2008 and reduction in other miscellaneous operating expenses.

12.
We note the significant increase in bad debts expense in fiscal 2009, as well as the relative significance of your allowance account to your account receivable balance as of December 31, 2009.  Please address the reasons for, and the implications of, these matters in MD&A.  Explain whether you have made, or anticipate making, any changes to your credit policies as a result of your recent experience.

ANSWER:	As advised, the following paragraph has been added to (4) of the analysis under Selling, General and Administrative Expenses:

“The above decreases were partially offset by increase in bad debt expense by $33,711 from $20,590 in 2008 to $54,301 in 2009.  As a result of the economy downturn continued in the U.S. during the year 2009, the Company observed longer aging in its accounts receivables and increase in customer account balances with payment difficulties.  The Company is considering making adjustments to its current credit policies weighing between sales volume and trouble accounts.”

Liquidity and Capital Resources, page 10

13.
We note from your tubular disclosure in Note 7 on page F-12 related to property and equipment that it appears all your property and equipment will be fully depreciated during fiscal 2010.  Please revise this section to include a discussion of your ongoing capital requirements regarding either repairing or replacing aging fixed assets.

ANSWER:	As advised, we have revised the section to the follow;

“The Company has no plan and does not expect to require significant capital for either repairing or replacing aging fixed assets.”

Item 7.  Certain Relationships and Related Transactions, page 13

14.
Please revise to delete the description of Max Fung Trading Company as a “non-related party” or tell us why Max Fung Trading Company would not be considered a related party as defined in Instruction 1 to Item 404 of Regulation S-K.  If he was an unrelated party until he accepted the shares in payment of a loan, please revise to clarify.

ANSWER:
As advised, we have revised as “…Mr. Hsun-Ching Chuang, the major shareholder of  Max Fung Trading Co., for repaying a personal laon she was obligated to Mr. Chuang.  Mr. Chuang was a non-related party prior to accepting the shares in payment of the loan.”

Item 9.  Market for Common Equity and Related Stockholder Matters, page 15

15.	Please indicate the amount of common equity which could be sold pursuant to Securities Act Rule 144. Refer to Item 201(a)(2)(ii)of Regulation S-K.

ANSWER: Free Trading Shares: 7,932,013 as of 5/4/2010

Item 10.  Recent Sales of Unregistered Securities, page 16

16.	Please file the agreement with Mr. Chuang described in the second paragraph on page 17.

ANSWER:	As advised, please see attachment.

Financial Statements

Statement of Operations, page F-3

17.
We note from your presentation here that the “extraordinary item” expense is comprised of two legal settlements, the first for early termination of a lease in the amount of $29,000, and the second for “settlement of judgment” in the amount of $12,000.  It appears that these items related  to the Mission BP LLC and the Spanish Broadcasting actions described on pages F-20 and F-19, respectively.  The Master Glossary of the FASB ASC describes an “extraordinary item” as distinguished by its unusual nature and by the infrequency of its occurrence.  Extraordinary items should be unrelated to the typical activities of an entity and should not reasonably be expected to occur in the forseeable future “taking into account the environment in which the entity operates.”  It appears from the description of these items that both are related to operating agreements and related to non-payment of operating expenses; as such, it does not appear that these settlement qualify as “extraordinary items: given the environment in which your business operates.  They should be reclassified to the income statement line item in which related expenses were or would have originally been classified.  As they appear to be unusual in your experience, we suggest that you present them as separate line itemsin your financial statements and that you label them as “unusual.”  Please revise your statements of operations and cash flows accordingly.

ANSWER:
As advised, the statements of operations and cash flows have both been revised to reflect the $29,000 of rent expense accrued for litigation settlement and the $12,000 of marketing expense accrued for litigation settlement.

Statements of Cash Flows, page F-5

18.
Please supplementally reconcile shares issued for services performed in fiscal 2009 ($166,555) with the balance of “Common shares issued for services rendered and to be rendered” in fiscal 2009 ($257,600) on page F-4.  Clearly explain the nature of each reconciling item.

ANSWER:	As advised, please see the following reconciliation:

IR expense in 2009 (total $100k from 2/9/09-3/1/12)	30,555	(=100,000 / 36*11)
Wheel design fee incurred in 2009	60,000	(3m shares to Meng Yu Chien)
Wheel design completed in Aug 2009	76,000	(4.8m shares issued to 2 designers)
Shares issued for services performed:	166,555
Prepaid IR expense (total $100k from 2/9/09-3/1/12	69,445	(=100,000 / 36*25)(Prepaid expense)
Payment in shares for wheel design fees accrued in 2008	21,600	(total $60k was incurred and
		recorded as expense in 2008 with $38,400 paid in shares.)
Total balance of shares issued in 2009	257,600

Note 2.  Going Concern, page F-7

19.	Please expand the second paragraph under this heading to also address the line of credit from Citibank. Expand your MD&A discussion on page 10 to address it as well.

ANSWER:	As advised, the following paragraph has been added to address the line of credit from Citibank in both Note 2 and page 10 of MD&A:

“In March 2006, Company entered into an unsecured revolving credit agreement with Citibank.  The credit agreement provides for borrowings of up to $90,000.  Under the terms of the credit agreement, interest is payable monthly at approximately 7.00-10.00%per annum until March 2008.  The Company had an unpaid principal balance of $90,000at December 31, 2009 and December 31, 2008.  The line of credit was unsecured, and renews automatically on an annual basis.”

Note 8 – Intangible Assets, page F-13

20.
Please provide us with a summary of the latest impairment analysis on intangible assets you performed, including a discussion of the assumptions underlying your estimates of future cash flows.  Please also compare the forecasted assumptions in the 2008 impairment analysis with your actual results through fiscal 2009.  If such results did not meet or exceed your forecasts, please tell us whether and how you considered performing an additional impairment test at each subsequent quarterly period.

ANSWER:
The net book value of intangible assets accounted for approximately 1.1% and 0.5% of the Company’s total assets as of December 31, 2009 and 2008, respectively.  Therefore, the balance of intangible assets were deemed immaterial to our overall financial conditions.  Additionally, given the immaterial balance of intangible assets, management determined that performing impairment analysis did not seem cost effective and would add limited value to the Company and our shareholders.

21.
In addition, please provide us with, and consider expanding your disclosures in future filings to quantify, the percentage by which fair value exceeded carrying value as of the date of the most recent test.

ANSWER:	Please refer to # 20.

Note 9.  Lines of Credit, page F-13

22.
Please tell us more about your revolving credit agreement with Citibank.  We note that you have borrowed the maximum amount under the agreement.  Please tell us whether and when you have last repaid any of the balance.  You disclose that interest is payable monthly at approximately 7-10% oer annum until march 2008.  As you have included the financial statements for fiscal 2009, please expand your disclosures to address interest payable currently and to explain how it is computed.

ANSWER :
“In March 2006, Company entered into an unsecured revolving credit agreement with Citibank.  The credit agreement provides for borrowings of up to $90,000.  Under the terms of the credit agreement, interest is payable monthly at annual rate of the prime rate as published in The Wall Street Journal from time to time plus 3%.  The Company had an unpaid principal balance of $90,000at March 31, 2010 and December 31, 2009.  The line of credit was unsecured, and renews automatically on an annual basis.”

23.
As a related matter, your Exhibit has been incorrectly numbered on page 20.  Please revise to correct the inaccurate reference.  In addition, as the original notice of approval was dated march 3, 2006, we assume that there have been subsequent notices of annual renewal and/or explanations of current annual fees and interest rates.  Please also file a copy of your most recent communication of this nature from Citibank.  We may have further comments upon review of your response.

ANSWER:	As described in our response of question #22, the line of credit renews automatically on an annual basis. There has been no subsequent term revise or change.

Note 12.  Stockholders’ Deficit

 Shares Cancelled, page F-17

24.
Please confirm our understanding that you intended to issue 3,572 shares after the stock split transactions in order to maintain ownership percentages that had existed prior to the effective split, but an administrative error led to the issuance of such shares in the interim period between the two transactions.  Please also confirm our understanding that approximately 2.6 million shares are still held by Hazel Chu, and that you are still working to recover the remaining 3 million shares held by other shareholders.  If our understanding is correct, please tell us why the 2.6 million shares held by Hazel Chu were not returned with the 21.9 million shares returned during 2009, and explain to us and revise your disclosure to indicate how the remaining shares will be recovered.  We may have further comment on your response.

ANSWER:
Attached is the final and correct version of share cancellation calculation.  The number of shares to be cancelled agreed to the share cancellation notices that the Company issued to shareholders.  We noted that the numbers originally disclosed in Note 12 were not the final numbers and should be revised.  Total number of shares to be cancelled should be 33,696,125 shares, whereas the number of shares remained unreturned as of December 31, 2009 was 1,560,362 shares in addition to the 2,552,698 shares that were held by our CEO, which had been cancelled on May 11, 2010.

In response to your comment, we hereby confirm that your understanding of the issuance of 3,572 and the administrative error occurred in the interim period between the reverse split and the forward split was correct.  We also confirm that Ms. Hazel Chu held approximately 2.6 million shares after returning 21.9 million shares.  The 3 million shares held by other shareholders were mistakenly stated which has been revised to 1.6 million shares as stated above.

Ms. Hazel Chu returned the 21.9 million shares where were calculated by the Company former VP of investor Relations, who subsequently noted a mistake in the original calculation whereas the correct number of shares to be returned by Ms. Hazel Chu should be 24.4 million shares.  However, due to the departure of the VP of Investor Relations, the remaining 2.6 million shares held by Ms. Hazel Chu were not processed with the transfer agent until recently.

We have originally indicated in note 12 that Ms. Hazel Chu has committed to cancel the 2.6 million shares in 2010 and the Company will work with the transfer agent to execute.  On May 11, 2010, the 2.6 million shares were cancelled.  For the other 1.6 million shares held by other shareholders, Ms. Hazel Chu and the Company will continue to follow up with those shareholders so they would notify the transfer agent of cancelling those shares.

25.
As a related matter, please indicate to us the ownership percentage of each of the remaining five shareholders who received this inadvertent preferential distribution and elected not to return it.  If any of these parties are officers, directors or significant shareholders of the Company (or are related parties or affiliates of such individuals), please identify them for us as well.

ANSWER:
Of the four shareholders who did not return their requested shares, none are directors, officers, board members, or significant shareholders of the Company.  Their percentage of company ownership is as follows:

Amy Wang – 1.3%
Kelly Scribner – 1.3%
Ning Jin – 0.44%
Yee Lui – 0.44%

Note 15 – Commitments and Contingencies, page F-19

26.
Please revise your disclosure here and throughout your filing to specifically state the basis for each action.  For example, with regard to the Spanish Broadcasting action, although it appears the action is related to unpaid invoices, it is unclear to what these invoices relate.  You should also revise your disclosures to ensure you clearly state how and when each statement has been recorded in your financial statements, including your balance sheet and statement of operations, and the balance of any payable at each balance sheet date.  For example, with regard to the Dare Wheel action, you should state, if true, that the $716,900 awarded was already considered in inventory cost and therefore the income statement was not impacted by the award.  Similar disclosures throughout your filing should also be revised.  For example, if the $56,463 forfeited security deposit related to one of the two Mission BP actions has been recorded as rent expense, you should discuss that in your discussion of changes in rent expense in MD&A.

ANSWER:	As advised, we have made the following modifications to Note 15.
a.
1st paragraph: We added disclosure to state that the open book account KXOL (Spanish Broadcasting) was for commercial radio advertisement performed by KXOL.  We also added disclosure to state that the $12,000 was recorded as “Marketing expense accrued for litigation settlement” on the statement of operations.

b.	2nd paragraph: We added disclosure to state that the $716,900 was already recorded in inventory cost which therefore did not impact the statement of operations for the year then ended.
c.
3rd paragraph item #2:  We added disclosure to state that the $56,463.70 security deposit forfeited was charged through rent expense for the year ended December 31, 2009.  The discussion of rent expense in MD&A has also been revised accordingly.

d.
5th paragraph:  We added disclosure to state that the $29,000 was recorded as “Rent expense  accrued for litigation settlement” on the statement of operations for the year ended December 31, 2009, and other payable on the balance sheet as of December 31, 2009, with $12,000 due within one year recorded under current liabilities and $17,000 due over one year recorded under long-term liabilities.

27.
As a related matter, please reconcile the $24,000 “other payable” on the balance sheet to the payables as described in this footnote.  Specifically, you have indicated that both the $12,000 Spanish Broadcasting payable and the $29,000 Mission BP payable are recorded as “other payables” as of December 31, 2009.

ANSWER:
We have disclosed the detail payment schedule of the 429,000 payable to Mission BP in Note 15, which we believe shall provide sufficient information for the reader of the financial statements to realize that partial of the 429,000 was classified under long-term liabilities.  To enhance our disclosure, we revised our disclosure to clearly identify the current and noncurrent portions as stated in our response to comment #26  above.

28.
Please confirm our understanding that there are two separate Mission BP actions, the first as described on page F-20 resulting in forfeiture of your security deposit of $56,463, and the second as described on page F-20 resulting in the $29,000 settlement.  If our understanding is correct, please tell us how the security deposit forfeiture was recorded in your financial statements.

ANSWER:	We hereby confirm that your understanding was correct. As discussed above, the forfeited security deposit of $56,463 was recorded as rent expense in 2009.

Other

29.
Please revise your financial statement footnotes to include disclosure regarding the restated financial statements required by FASB Codification 250-10-5-7 through 10.  Also, please note that the Report of Independent Registered Accountants should be revised to include an explanatory paragraph regarding the restatements.  Please note that these disclosures should be included for December 31, 2008 and 2009 restated financial statements.

ANSWER
As advised, we have added Note 16 to disclose regarding the statements of financial statements for December 31, 2009 and 2008.  The Report of Independent Registered Accountants was also revised as advised.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MIZATI LUXURY ALLOY WHEELS, INC.

By:	/s/ Hazel Chu
Hazel Chu
President and Chief Executive Officer

CONTRACT

BETWEEN

MIZATI LUXURY ALLOY WHEELS, INC.

AND

MAXFUNG TRADING COMPANY

Mizati Luxury Alloy Wheels, Inc. (herein referred to as "Company"), a California Corporation and MaxFung Trading Company (herein referred to as "Consultants") agree to the following terms and conditions set forth in this contract:

MaxFung Trading Company shall provide Investor Relations Services which includes, but is not limited to: introduction of the Company to new investors, liaison with current shareholder base, introduction of the Company to new funds, and introduction of the Company to new possible vendors.

Consultant will be compensated by the Company in the form of 5,000,000 shares of common stock of the Company under Rule 144 restriction at a par value of $.02 per share upon execution of this contract.

Term of Contract: Expire on March 1, 2012

It is fully expected of the Consultant to locate and obtain funding for the Company. It is agreed by both parties that if sufficient funding (as determined below) is not obtained through the Consultant by the expiration date of this contract, the Consultant is obligated to return a portion of the received compensation at the following rate:

During the duration of this contract, if less than $150,000 USD of funding is obtained through the Consultant, 2,000,000 shares of the compensation issued will be returned to the issuer. If less than $120,000 USD of funding is obtained through the Consultant, 5,000,000 shares of the compensation issued will be returned to the issuer.

This contract will be valid for a period of three (3) years from March 01, 2009 and ending on March 01, 2012 unless otherwise amended and agreed upon by both parties in writing.

Upon execution by both parties, this contract will become legally binding under the governance of the State of California.

[signature]	[signature]
Hazel Chu	Hsun-Ching Chuang
Mizati Luxury Alloy Wheels, Inc.	Maxfung Trading Co.
FEB 9, 2009	2/9 2009
Date	Date